Exhibit 99.1

ESSA receives US$4.0 million grant payment from Cancer Prevention Research Institute of Texas

HOUSTON, TX, Jan. 30, 2017 /CNW/ - ESSA Pharma Inc. (TSX: EPI; NASDAQ: EPIX) ("ESSA" or the "Company") a pharmaceutical company, currently in the clinical development stage, focused on the development of small molecule drugs for the treatment of prostate cancer announced today the receipt of a US$4.0 million payment from the Cancer Prevention Research Institute of Texas ("CPRIT").  The payment is part of a total non-dilutive grant of US$12.0 million, repayable out of potential product revenues, which was originally awarded in February 29, 2014.

The payment recognizes eligible expenditures made by ESSA in conducting the Phase 1 dose escalation trial currently underway, and also costs incurred in preparation for the Phase 2 dose expansion clinical study expected to begin later this year.  The Company is eligible to receive a further US$1.4 million upon satisfactory completion of financial and compliance filings with CPRIT.

"The financial support from CPRIT since 2014 has been instrumental to ESSA in building a top-tier team in Houston to guide the clinical development of EPI-506," said Dr. David R. Parkinson, ESSA President and Chief Executive Officer.

The Company initiated the Phase 1/2 clinical trial of EPI-506 in late 2015 and continues to dose patients in the Phase 1 portion of the clinical trial at sites in the United States and Canada.  The clinical trial is designed to demonstrate the safety, tolerability, maximum tolerated-dose, pharmacokinetics and efficacy of EPI-506 in the treatment of prostate cancer patients who have failed treatments using abiraterone or enzalutamide or both, the current standard-of-care drugs in metastatic castrate-resistant prostate cancer ("mCRPC").

About ESSA Pharma Inc.

ESSA is a clinical-stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its product candidate, EPI-506, can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies. EPI-506 acts by disrupting the androgen receptor ("AR") signaling pathway, which is the primary pathway that drives prostate cancer growth. EPI-002, the primary metabolite of EPI-506, prevents AR activation by binding selectively to the N-terminal domain ("NTD") of the AR. A functional NTD is essential for activation of the AR. Blocking the NTD prevents activation of the AR by all of the three known mechanisms of activation. In pre-clinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009.

About Cancer Prevention Research Institute of Texas

To date, CPRIT has awarded $1.67 billion in grants to Texas researchers, institutions and organizations. The agency began making awards in 2009 after Texas voters overwhelmingly approved a 2007 constitutional amendment committing $3 billion to the fight against cancer. CPRIT provides funding through its academic research, prevention, and product development research programs. Programs made possible with CPRIT funding have reached all 254 counties of the state, brought more than 113 distinguished researchers to Texas, advanced scientific and clinical knowledge, and provided more than 3.22 million life-saving education, training, prevention and early detection services to Texans.

About Prostate Cancer

Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease (mCRPC) and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years; despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those that have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer

This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the Company's upcoming Phase 1/2 clinical trial; expectations regarding the initiation of the Phase 2 dose expansion study; receipt of additional CPRIT funds; and the implementation of the Company's business model and strategic plans.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) obtaining positive results of clinical trials; (ii) obtaining regulatory approvals; and (iii) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 14, 2016 under the heading "Risk Factors", a copy of which is available on ESSA's profile at the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: David S. Wood, Chief Financial Officer, Tel: (778) 331-0962

CO: ESSA Pharma Inc

CNW 08:15e 30-JAN-17